UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 24, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

2nd quarter of 2024
(BRGAAP)


Santander

Santander

Index

Earnings Release of the 2nd quarter of 2024 (BRGAAP)

We highlight relevant business evolution this quarter when compared to 2Q23, as we delivered a clear expansion of client NII driven by higher volumes, with market NII at positive levels. Fees also grew consistently, thus progressing towards our strategic aim of revenue diversification. Regarding asset quality, the improvement in the allowance for loan losses combined with our portfolio growth resulted in a reduction in the cost of risk. NPL ratios remained under control, with a remarkable performance in loans to individuals, in which the short-term ratio reached its lowest level since 2022. In terms of efficiency, we continued to increase our productivity, as the ratio hit its lowest level in recent periods. In short, we are building a robust, diversified and enduring portfolio, capable of generating sustainable results.

We remain focused on becoming the most present bank in our customers' lives, striving to deliver best-in-class experience to individuals and companies alike. Our extensive use of technology leads to constant improvements in our customers' journeys, offering relevant products to their different profiles and enabling them to transact with us when, how and where they desire. We keep improving our customer service channels, with consistent progress in our digital platform. We constantly streamline journeys, favor greater interaction in our chatbot and offer additional improvements in our remote services; on top of new and practical technological features, we have increased the participation of our human chat and also launched a new commercial model for our stores, a key convenience channel and a differentiating part of a comprehensive multichannel offering.

In April/24, we introduced a new brand positioning with Começa Agora ("Starts Now"), aiming for a closer connection with our customers and their daily lives. In order to support our new claim, we launched "free", a complete redesign of our mass income offering with a new digital experience which is already showing positive results by boosting the bank's new customer conversion. This quarter, we also refined our approach to Santander Select, our high-income segment, seeking to reinforce this segment's attributes.

During the second quarter, we also completed the joint venture of our corporate benefits company Ben with Pluxee Brazil, a strategic investment in which we will hold a 20% stake. This deal will enable us to broaden our presence in the corporate benefits market and further enhance our payroll offering, providing added value to both our corporate and individual customers.

We also continue to develop strategic businesses, diversifying the portfolio with consistency and profitability. We keep growing sustainably in cards, with solid turnover growth and customer base expansion, and payroll loans, delivering portfolio growth and asset quality, both outperforming the market.

Moreover, in our consumer finance business we keep breaking records in auto loan origination; again, we have expanded the portfolio maintaining asset quality and focusing on customer satisfaction. In SMEs, we aim to double the business through our new service model, suited to our customer profiles and with an improved regional coverage. Lastly, in Investments, we proceeded with our plan to expand funding through extensive use of technology, boosting retail net inflow and net inflow per AAA advisor. Additionally, we are making progress in the creation of a complete offering through Toro and Santander by leveraging the best of both companies, which will position us as the digital brokerage platform with the most comprehensive investment solutions.

We continue to focus on our consistent growth and profitability path through business expansion, evolution of strategic pillars, and constant transformation alongside our customers, employees, shareholders, and society at large.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 2Q24

Expanded Loan Portfolio
R$ 665.6 billion (+1.8% QoQ and +7.8% YoY)
Portfolio expansion, especially on target businesses

Net Interest Income
R$ 14.8 billion (-0.3% QoQ and +10.6% YoY)
Consistent growth and aligned with our strategy

NPL 15-90 days
3.5% (-0.3 p.p. QoQ and -0.6 p.p. YoY)
Improving specially in the retail segment

Fees
R$ 5.2 billion (+6.1% QoQ and +17.5% YoY)
Solid expansion, emphasizing our diversified portfolio

Recurring cost of risk[1] | 12M
3.7% (-0.1 p.p. QoQ and -0.8 p.p. YoY)
LLP under control with a decline in the cost of risk

Expenses
R$ 6.3 billion (+0.3% QoQ and +4.6% YoY)
Focus on expenses control with the lowest efficiency ratio in the last periods

Funding balance
R$ 642.4 billion (+3.0% QoQ and +9.8% YoY)
Funding mix evolution with higher retail representativeness

Net Profit[2]
R$ 3.3 billion
(+10.3% QoQ and +44.3% YoY)

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (iii) additional provision booked in 2Q24 of R$1,930 million. (2) Recurring Managerial Net Profit

Strategy progress:

Customer Centricity | Customer base monetization | Expansion of strategic businesses | Culture and People

Customer centricity

Continuous technology evolution to serve our customers where, how and when they desire

We remain focused on being the most present bank in our customers' lives. Our customer-centric strategy translates into sustainable growth of our base, especially among loyal customers and customers with primacy[1], evolution of satisfaction, as measured by the NPS, and increase in profitability. We expanded our loyal customer base by 5% YoY, totaling 9.1 million, while the total base reached 67.2 million, an increase of 6% YoY. Individuals customers with primacy grew 13% over the year.

The evolution of our business model, leveraging technology intensively in favor of our customers, enables the continuous enhancement of their journey, with product offerings better aligned to their profile, which contributes to the increased use of our services, and for greater business generation and revenue growth. As a result, revenue per customer from the new vintages is higher than that of vintages from previous years.

Customers

- **67.2 million** — Total, +6% YoY
- **9.1 million** — Loyal, +5% YoY
- **31.9 million** — Active, stable YoY
- **Customers with primacy[1]** — +13% YoY, +6% QoQ

Profitability

Revenue[2] per active customer by vintage (base100)



100
129
120
105
2021 Vintage
2022 Vintage
2023 Vintage
2Q23
2Q24

NPS

	Individuals	Companies[3]
NPS	61	41
	+10 YoY	+8 YoY

- **First in stability** by Downdetector in 6M24
- **+12 p.p. in digital features available** in 2 years
- **Investments in security and seamless interaction** of our customer journey

We are constantly refining our comprehensive multichannel offering, merging human contact with the digital environment and technology to bring the best experience to our customers at all touchpoints with the Bank. (i) Digital channel: we continue to focus on enhancing the customer experience and on the constant technological evolution, advancing the improvement of our App through increasingly simpler journeys. Consequently, we had a rise of 4.5x[4] in chatbot interactions with AI and 40%[5] YoY in overall interactions, with an average of 533 million visits per month on the channel.

(ii) Remote channel: we remain combining technology and human service to bolster our business operations. With an emphasis on being increasingly solution-oriented and connected in the channel, our resolution rate[6] has reached 96%, along with growth in daily interactions (+31% YoY) and an increase in the use of human chat (+6 p.p. YoY); and (iii) Physical channel: through the new store model, which positions the store as a convenience channel and part of a full multichannel offering, we have reduced store traffic by 16% YoY and increased revenue per store by 15% within just 2 months of operating the new model.

Digital channel

NPS of Individuals mobile APP



65
68
71
73
73
2Q23
3Q23
4Q23
1Q24
2Q24

Remote service

NPS



59
66
71
73
74
2Q23
3Q23
4Q23
1Q24
2Q24

New store model

Stores NPS



60
62
63
70
76
2Q23
3Q23
4Q23
1Q24
2Q24

(1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be marked as the primary one for customer. (2) Net Revenue = revenue - loan loss provision. (3) Considering SMEs segment. (4) In comparison with 2021. (5) Regarding the number of sessions. (6) First call resolution rate.

Strategy progress:

Free offering

- **Complete redesign** of the Mass Income offering
- **New digital experience,** much simpler and more intuitive
- **Continuous and multichannel conversation:** App, Chat, and Store 100% integrated
- Ambition of being more present on our **customer´s lives**

- Free account and card
- Unlimited withdrawals
- 10 days interest-free with PIX key

In April, we introduced a new brand positioning with Começa Agora ("Starts Now"), through which we aim to be increasingly closer and more supportive of our customers. With a focus on achieving customer primacy, we launched "free," a comprehensive redesign of our Mass Income offering, which features a new, simpler and more intuitive digital experience, complemented by continuous and multichannel engagement across App, Chat, and store.

Moving forward towards customer primacy and the conversion of our base. In two months since the launch, we can already see positive results from our offering:

(i) Credit card: we have increased the sale of first credit cards primarily to customers who were already bank customers and did not have a card. We continue to target customers with the best profile, i.e. who have better credit ratings and above-average income for the segment. The assertiveness of our offering is positively reflected in the segment's NPS levels; and

(ii) Current account: we have made progress with higher conversion of customers from our own ecosystem, including greater reactivation of inactive account holders and conversion of single-product customers, in addition to strengthening our position among young customers.


Santander
COMEÇA AGORA
uma nova relação do Santander com você.
Mais leve. Mais digital. Mais simples. Conta e cartão grátis de verdade e pra sempre, com saque ilimitado, sem taxas. Free, sem asteriscos.
CHEGOU FREE
santander.com.br/free

Strategy progress:

Customer Centricity | **Customer base monetization** | Expansion of strategic businesses | Culture and People

Select

Ambition of becoming the leading platform for premium services in Brazil

Following on the heels of Começa Agora, we have highlighted our new brand positicning for the high-income segment, Select, through Começa em Você ("Starts in You"), which underscores our focus on being increasingly present in our customers' lives, fostering a much more personal relationship. We provide our full range of services with 24/7 support, unique offerings, financial advisory, a comprehensive investment platform, and international services. Thanks to our evolution, we achieved an NPS of 70 points (+8 points in 2 years). We have shown a remarkable performance over the past two years, reaching 1.5 million customers (+144% in 2 years) and growing in customers with primacy[1] by 42% YoY. We also expanded our investment[2] client base by 59% and increased our net inflows by 6 times. The loan portfolio totaled R$ 69.3 billion (+60% in two years), representing 28% of the individual retail portfolio.


COMEÇA EM VOCÊ
COMEÇA AGORA
santander.com.br/select
Santander Select

New brand positioning reinforcing the unique attributes of Santander Select

- **Specialists team** recognized by our customers with **high levels of satisfaction**
- **Close, personal and humanized** offering
- **Exclusive** cards tailored for all profiles
- **Santander Global,** streamlined journey, with exclusive experiences and services
- **Investment advisory** with the highest customer proximity in the market
- **Exclusive social and cultural** experiences

NPS


+8 points
62
63
70
2Q22
2Q23
2Q24

Loan portfolio
(R$ billion)


+60%
43.2
60.5
69.3
Jun/22
Jun/23
Jun/24

Net inflow
(base 100)


100
348
624
2Q22
2Q23
2Q24

(1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be marked as the primary one for customers. (2) Internal concept of customers with investments exceeding R$ 100,000.

Strategy progress:

Customer Centricity | Customer base monetization | **Expansion of strategic businesses** | Culture and People

Cards

Cards as a lever for primacy

We continue to experience growing recurrence in the use of our cards, reflecting in a consistent rise in credit turnover from our cards (16% YoY in 2Q24), due to the growth in the active customer base and a 12-percentage points increase YoY in activation[1]. With the resumption of growth in the second half of 2023, we have been sustainably increasing the number of credit cards sold. Currently, 87% of our total cardholders are current account holders, with an expansion of 13 percentage points over 3 years. Given our continuous focus on enhancing the customer experience, the product's NPS has advanced 6 points YoY, reaching 86 points.



Customer base expansion²
(YoY Growth)
-10%
-4%
-1%
3%
6%
2Q23 3Q23 4Q23 1Q24 2Q24



Sustainable growth
Cards base (base 100 in 4Q21)
42
64
65
66
2Q23 4Q23 1Q24 2Q24



Credit turnover
(YoY Growth)
3%
7%
11%
14%
16%
2Q23 3Q23 4Q23 1Q24 1Q24

Joint Venture with Pluxee

Growing in the corporate benefits segment

During 2Q24, we concluded the deal with Pluxee Brazil establishing a joint venture of which we will hold a 20% stake. Santander will grant to the joint venture exclusivity of a 25-year direct use of its distribution channel. This venture will broaden our presence in the corporate benefits market and further boost our payroll offering, delivering additional value to our customers.

Payroll loans

Portfolio growth with asset quality improvement outperforming the market

In the payroll loans segment, we reached R$ 73.2 billion in the quarter (+16.8% YoY), accompanied by an improvement in asset quality, achieving a reduction of 0.5 p.p. in the 90-day NPL ratio (vs. -0.3 p.p. by the SFN[3]). We have seen an increase of 21 percentage points in the origination share through our own channels since 2021, which, besides offering a better experience, yields higher profitability compared to external channels. Moreover, our origination in digital channels grew 36% YoY, and we have 5.2 thousand agreements. During the period, our NPS hit 89 (+7 points YoY), driven by our ongoing quest for a smoother customer journey.

Loan portfolio
(R$ billion)



+32%
55.5
62.7
72.0
73.2
Jun/22 Jun/23 Mar/24 Jun/24

NPL 90 outperforms the Brazilian Financial System[3] NPL 90



SFN
Santander
-0.3 p.p.
-0.5 p.p.

(1) Activation up to 3 months after service hiring. (2) Active customers with credit card. (3) Brazilian Financial System, May/24 vs May/22.

Strategy progress:

Customer Centricity | Customer base monetization | **Expansion of strategic businesses** | Culture and People

Consumer Finance

Ongoing transformation driven by innovation and technology

For the second consecutive quarter, we set a record in auto loan origination (R$ 14.1 billion in 2Q24), with an increase of 3.0 percentage points in the auto origination share[1]. Our auto loan portfolio continues to show strong growth, totaling R$ 67.5 billion (+16% YoY). We also highlight the higher representativeness of new vehicles in the overall portfolio (+3.7 percentage points YoY). Moreover, we kept delinquency rates (90-day NPL) under control, with better quality than the market (NPL 90-days variation of -0.4 p.p. vs +0.1 p.p. by Brazil's National Financial System, or "SFN"[2,3]).

We remain a benchmark in convenience and customer service quality from the first engagement with the bank, providing an intuitive and 100% digital platform that features a simplified purchase journey with just 4-clicks, along with enhanced security through facial recognition.

Through strong commercial capabilities and robust distribution networks, as well as strategic partnerships with 6 of the 10 largest brands in new vehicle sales, we have maintained our leadership in the Individuals auto loan segment in the country. Furthermore, we continued to explore product cross-selling, advancing 28% in current accounts and 44% in insurance over the year. As a result, customer satisfaction, as measured by NPS, hit 91 points, an increase of 2 points over the year.

Brazil's largest Consumer Finance business 100% digital

- **4-clicks financing** sign up and **enhanced security** through facial recognition
- **Real time hyper personalized offers** with heavy use of Advanced Analytics
- **Strategic partnerships** with 6 of the 10 largest automotive brands
- **Product cross-selling** with +28% YoY in current accounts and +44% YoY in insurance
- Digital presence through **Webmotors,** the leading Brazilian vehicles sales website
- Contributing for the development of the **sustainable solutions** market

Record in auto loan origination since last year (R$ billion)


+61%
8.7
8.8
12.4
14.1
2Q22
2Q23
1Q24
2Q24

Auto loan portfolio expanding with consistency (R$ billion)


+19%
56.7
58.3
64.1
67.5
Jun/22
Jun/23
Mar/24
Jun/24

Portfolio quality outperforms SFN[3] | NPL 90 (May/24 vs May/22)


SFN
Santander
0.1 p.p.
-0.4 p.p.

-1.8 p.p. 15-90-day NPL in auto loans to individuals (Jun/24 vs. Jun/23)

(1) Data-base: May/24 vs May/23. (2) Data-base: May/24 vs May/22. (3) Brazilian Financial System.

Strategy progress:

Companies

Ambition to be the bank of choice for companies

SMEs

Wide presence and competitive advantages to drive business growth

We maintain our ambition to double the SMEs business in size, and to this end, we have revamped our service model for the segment, reducing the average coverage radius and splitting the service by microregions. To serve more and better, we have reinforced our team of specialists and utilized tools with geolocation features, ensuring a closer relationship with customers and strengthening risk management.

Focus on being increasingly present in customers lives



4x visits per specialist/month

Visited customers have **2x** higher NPS

Enhanced experience with intensive use of technology

Over the past few years, we have invested in initiatives aimed at generating operational gains and enhancing the customer experience. We have developed new product pipelines, enabling the automation and digitization of collaterals formalization, as well as coverage expansion for digitally issued and signed contracts. This has allowed for business scalability and a substantial reduction in the customer journey time. As a result, we have witnessed a marked improvement in our NPS, by 15 points over two years and 8 points in one year.

Number of transactions with electronic signature (base 100)


100
185
212
6M22
6M23
6M24

YTD lead time evolution


Treasury
Trade Finance
-90%
-88%

NPS evolution


+15
27
34
41
Jun/22
Jun/23
Jun/24

Corporate

Services tailored to our customers' complexity and sophistication

We continued to expand our specialized team and presence, focusing on growth and profitability through personalized services suited to the complexity of our customers. We maintain a prominent position in the market. We are leaders in trade finance[1] with a 23% market share, in Project Finance[2] with 8% share, and in foreign exchange[3] ranking with 14% share. Additionally, we secured 2nd place in national derivatives[4] and we stand as the country's second largest independent energy trader[5].

Expanded loan portfolio (R$ billion)


4%
237.5
241.7
246.5
Jun/23
Mar/24
Jun/24

(1) International Chamber of Commerce. (2) Infralogic. (3) Brazilian Central Bank. (4) B3 Ranking. (5) Electricity Trading Chamber.

Strategy progress:

Investments
Expansion of the funding plan

The **expansion of our funding plan** is one of our main growth levers. We focus on specialization and proximity, supported by high technology to enhance productivity, as well as to provide a comprehensive and targeted offering.

Retail Investments

We reached R$ 9.4 billion in net inflows in 2Q24[1], marking a growth of 5.1 times over 2 years and 67% YoY, with Individuals segment expanding by 82% in the year. The base of individual investments clients, with investments above R$ 100,000, increased by 10% over the year. As a result of our advancements, the NPS hit 76 points (+8 points YoY).

By leveraging technology extensively, we have introduced a **new digital experience**, more intuitive and practical, with enhanced functionalities and new solutions to cater to our customers' needs. The update features a new profitability tracking tool, more granular information, smoother and clearer navigation, and better performance.



Santander AAA

Our expansion plan continues to evolve, as we have reached 1.7 thousand advisors in June 2024, with the ambition of reaching 2.0 thousand in the upcoming months. In 2Q24, average net inflow per advisor reached R$ 4.2 million, +95% YoY and NPS stood at 85 points (+16 points YoY).

R$ 6.5 billion of net inflow in the 2Q24 (+2.6x vs 2Q23)

R$ 4.2 million of average net inflow per advisor (+95% vs 2Q23)

TORO

We are moving forward with a complete offer through Toro and Santander, an open and comprehensive investment platform with vast knowledge in equities, with the bank's expertise, which is backed by a full-banking platform that provides enhanced offering and completeness.

This will enable us to achieve greater customer acquisition and engagement, as well as improve their experience, placing us as a digital brokerage platform with more complete investment solutions.

Santander Private Banking

Global expertise and strong local operations

For the second consecutive year, we have been recognized as the **Best** International **Private Banking** in Brazil[2]. In addition, we continued to grow our market share, expanding it by 0.3 p.p. YoY[3] and an increasing customer satisfaction with our NPS reaching 87 points (+2 points YoY).

(1) Retail inflows include AAA. (2) Euromoney second recognition. (3) Source: Anbima. Data as of May/24.

Strategy progress:

Customer Centricity | Customer base monetization | **Expansion of strategic businesses** | Culture and People

Diversifying the portfolio with consistency and profitability

Agribusiness
Strengthening the ecosystem

We provide solutions for the entire agribusiness value chain, targeting medium and large producers with geographic diversification. This quarter, we achieved a total portfolio of R$ 55.9 billion (+71% in two years), while revenues have risen by 2 times over two years.

R$ 56 billion loan portfolio (+33% YoY)

Insurance
End-to-end solutions for our customers

We launched a new insurance for companies, which allows a fully personalized experience aligned with customers needs. We also created a dedicated team focused on insurance and "consórcios" for Select and mid-sized companies, providing a more specialized service and high-quality experience. This quarter, our written premiums amounted to R$ 3.5 billion (+32% YoY) highlighting personal insurance segment, with a market share of 14% in premiums[1] (+2.3 p.p. YoY), as well as personal accident insurance[1], with a 21% share (+7.7 p.p. YoY).

R$ 3.5 billion in premiums written (+32% YoY)

"Consórcios"
Suitable offer aligned with high interest rate scenario

Our ongoing investments in digitalization, expansion of our offerings, multi-channel distribution, and improvements in after-sales service have enabled us to reach R$ 4.1 billion in origination in 2Q24 (+5% QoQ), highlighted by real estate origination (+5.2% QoQ). We remain focused on refining the customer experience, as reflected by our NPS of 90 points at the time the product is purchased (+9 points YoY).

R$ 39.5 billion portfolio (+11% YoY)

Mortgage loans
Focus on the customer journey

We make available to our customers digital signature and electronic registration, featuring a seamless digital journey and structured transmission of data directly to the registry office, with a faster and more practical process. Consequently, our NPS measured at the time of product purchase reached 71 points. In 2Q24, Individuals segment origination rose 20.4% YoY.

R$ 63.2 billion loan portfolio (+5% YoY)

Home-equity
market leadership[2]

UseCasa, a home-equity product for individuals, accounted for R$4.5 billion in loans in 2Q24, an increase of 16% YoY. This quarter, we launched a new personal loan line, UseCasa Mais, in which we began to accept assets under other financing transactions. Meanwhile, at UseImóvel, which caters to business customers, our loan portfolio has expanded by +187% over the year.

20% portfolio market share[3] Use Casa

(1) As of April/24. (2) Among privately-owned banks. (3) Source: Abecip, as of May/24.

Strategy progress:

Technological culture

Our culture of productivity and operational excellence fosters continuous improvement in the customer experience

We are a digital Bank with stores, focusing on the digitalization and simplification of the customer experience. By leveraging our technology, we drive our physical and remote distribution network, with 96% of customers using at least 2 channels. We employ hyper-personalization for customized offerings. In addition, aiming to boost productivity, we continue to use generative AI to cut down on remote channel service time.

We continue to invest in modernizing our infrastructure, with agility, quality, and stability. This has resulted in a 49% increase in deployments year-over-year, with 86% of these implementations being immediate. We currently have 96% of our operations running in the cloud, marking an improvement of 5 percentage points on an annual comparison. In addition, we managed to maintain a good digital stability performance as per Downdetector, which gauges our service availability through user mentions, where we have been a benchmark for stability over the past year.

We pursue efficiency through data internalization, simplification, standardization, and reutilization. We operate with 27 business domains, focusing on results and transformation, and supported by 557 squads. In this way, we make progress in our operational model by merging technology teams with business, yielding structural efficiency gains.

Tools, our service and operations company, continues to make a positive contribution to our implementations.

Thanks to these initiatives, we keep lowering our unit cost per financial transaction, while simultaneously experiencing greater transactionality.


Total transactions (billion)
Unit cost (base 100)
2.0
1.9
2.7
3.7
4.4
5.7
100
106
76
60
55
39
2,1x transactions in 3 years
1H19
1H20
1H21
1H22
1H23
1H24


Obsession with customer experience
Agility and stability
Communities integrated with the business

Strategy progress:

Customer Centricity | Customer base monetization | Expansion of strategic businesses | **Culture and People**

Our people are the greatest **lever for delighting our customers**

Our growth story intertwines with the story of our people, and with compromise to building a strong company, set to offer the best experience to our customers and communities around us. To achieve this, we continue to strengthen our unique and horizontal culture based on empowerment, proactivity, and diversity, fostering an environment of constant innovation.

We were elected the **10th Best Company to Work** for in the national ranking by **GPTW**.

eNPS[1] 80 pts



Diversity & **Inclusion**

36%
Black and brown employees
- +8 p.p. in 2 years
- +2 p.p. YoY

35%
Women in leadership roles
- +5 p.p. in 2 years
- stable YoY

Santander Academy, **strengthening our culture**

Training sessions aimed at developing our leadership and employees, with the goal of enhancing strategic competencies focused on our customers' experience, such as: Customer centricity, Innovation, data culture, ESG, productivity, and efficiency.

98% of employees participated in **training** during the year

75% **of internal courses** are taught by our own employees

(1) eNPS (Employee Net Promoter Score) – measurement of employee satisfaction levels.

Strategy progress:

ESG



Environment:

Commitment to the environment, fostering sustainable businesses, and ambition to being Net Zero by 2050

We keep supporting our customers in the transition to a low-carbon economy, ending the first half of the year with R$ 32.9 billion in our sustainable business portfolio[1]. We maintained our market leadership in CBIOS (carbon credits) with a 46% share.

We hosted the "PMEs e o futuro de baixo carbono" event, engaging our customers and discussing how data, KPIs and sustainability lead to better management and a positive economic impact, along with the role of innovation.

We issued our first "social bond" in the international market, raising R$ 1.3 billion, which is intended to fund small and medium-sized enterprises in the North and Northeast regions of the country, as well as to support our microcredit program (Prospera).

The Amazon Journey, a project backed by Santander, trained over 860 individuals, in addition to developing and accelerating 120 startups. We also launched an internal volunteer program with the participation of Bank executives in mentoring the startups involved.



Social:

For over 20 years contributing to building a **more inclusive society, with access to education and financial products**

Prospera Santander Microfinance, our program for microcredit, achieved a loan portfolio of R$ 3.1 billion in June 2024.

We launched the Humanitarian Aid Fund, with the goal of supporting the population of Rio Grande do Sul, who was affected by severe floods in May 2024. Through campaigns, we mobilized R$ 7.5 million, in addition to collecting clothes and blankets.

We keep promoting access to education by repositioning the Open Academy platform to aid in the development of professional skills and boost the employability of the community, benefiting more than 110 thousand people.

Within the organization, we introduced the "Lidere sua Carreira" program for black professionals, designed to fast-track their careers. The program features initiatives such as assessments and leadership skills training.



Governance:

Promoting ESG in our culture, **permeating throughout all our businesses**

Our Board of Directors has maintained its diversity and independence, with 45% of its members being women and 55% of its members being independent.

In recognition of our efforts, we have been awarded, by the Euromoney magazine, as one of the financial institutions that most prominently emphasizes ESG themes in its local business though the categories of "Best International Bank" and "Best Bank for ESG". We also received the "Best of ESG" award from Exame magazine and we are part of the ISE (Business Sustainability Index) portfolio of 2024 of B3, which we have been part of since 2010 with an evolution in our score, moving forward 4 positions in the general ranking.

We published our 2023 Integrated Annual Report, aligned with current corporate reporting standards, as established by the GRI (Global Reporting Initiative).

(1) Portfolio considering operations that fit within Santander's Sustainable Finance Classification System ("SFCS").

2nd quarter 2024 Performance Analysis

During the second quarter we kept the focus on the evolution of our results, with net profit growth and asset quality under control, in addition to reinforcing our balance sheet given the results from a strategic partnership in the corporate benefits segment, representing management consistency and full alignment with our strategy.

Revenues continue to perform positively and growing, outpacing expenses. Net interest income remains expanding, anchored by a consistent increase in loan and funding volumes. Likewise, fee income is evolving solidly and positively, reflecting our efforts to diversify our revenue sources.

Net interest income increased 10.6% compared to the same period in 2023, highlighted by market NII, with the expected recovery and positive results in the first six months of the year, despite the volatile environment. Client NII grew by 3%, reflecting the loan portfolio expansion which more than offset lower funding results, given the decrease in interest rates.

Regarding the expanded loan portfolio, the Individuals segments stood out, particularly auto loans, payroll loans, and SMEs, leading to a 7.8% annual growth.

Following our funding expansion strategy, which also relies on a more balanced mix between wholesale and retail, the Individuals segment reached a 44% share, increasing 2 p.p. in the last two years. It is important to emphasize the breadth of our investment ecosystem, with AAA and Toro advisors, as well as the Private Banking, supporting this strategic pillar.

The discipline in seeking greater diversification of revenue sources aims for a more balanced earnings perspective between loans and services. In this regard, fees grew by 17.5% in comparison to the 2Q23, highlighted by positive contributions from nearly all business lines.

Our asset quality indicators remain under control, reflecting the quality of our loan portfolio, with an improvement in short-term NPL of 0.6 percentage points over twelve months.

Expenses were maintained under control, reflecting our efficient management focus, which, combined with positive revenue growth, led to an improvement in the efficiency ratio, reaching 39.3%, the lowest level in the past 12 months.

The recurring net profit for the quarter amounted to R$ 3.3 billion, +44.3% over the previous year. We uphold our commitment to pursuing consistent and enduring results, motivated by a relentless obsession with delighting our customers.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarterly Highlights
(2Q24 x 2Q23)

Recurring Net Profit

R$ 3.3 billion **+44.3%**

Expanded loan portfolio

R$ 666 billion **+7.8%**

Funding from Clients

R$ 642 billion **+9.8%**

Client NII

R$ 14.5 billion **+3.0%**

Market NII

R$ 258 million **n.a.**

Recurring Cost of Risk [1] 12M

3.7% **-0.8 p.p.**

Efficiency ratio

39.3% **-3.9 p.p.**

Recurring ROAE

15.5% **+4.3 p.p.**

(1) Disregards (i) additional provision reversal in 2Q23 of R$ 1,450 million, (ii) additional provision booked for a specific case in Wholesale in 4Q23 and (iii) additional provision booked in 2Q24 of R$ 1,930 million.

Executive Summary

R$ million	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Results					
Recurring managerial Net Profit	3,332	3,021	10.3%	2,309	44.3%
Performance indicators (%)					
Recurring managerial return on average equity [1] - annualized	15.5%	14.1%	1.4 p.p.	11.2%	4.3 p.p.
Recurring managerial return on average asset [1] - annualized	1.1%	1.0%	0.1 p.p.	0.9%	0.2 p.p.
Efficiency ratio[2]	39.3%	39.7%	-0.4 p.p.	43.1%	-3.9 p.p.
Recurrence raio[3]	82.1%	77.6%	4.5 p.p.	73.1%	9.0 p.p.
NPL ratio (over 15 to 90 days)	3.5%	3.8%	-0.3 p.p.	4.2%	-0.6 p.p.
NPL ratio (over 60 days)	3.9%	3.9%	0.0 p.p.	4.1%	-0.2 p.p.
NPL ratio (over 90 days)	3.2%	3.2%	0.0 p.p.	3.3%	-0.2 p.p.
Coverage ratio (over 90 days)	215%	209%	5.7 p.p.	214%	1.4 p.p.
	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Balance sheet					
Total Assets	1,248,625	1,169,476	6.8%	1,096,717	13.9%
Loan portfolio	538,502	525,353	2.5%	499,298	7.9%
Total expanded credit portfolio[4]	665,592	654,020	1.8%	617,215	7.8%
Funding from clients[5]	642,406	623,427	3.0%	585,291	9.8%
Equity	87,955	87,029	1.1%	84,037	4.7%
BIS ratio	14.4%	14.5%	-0.1 p.p.	13.5%	0.9 p.p.
CET1 ratio	11.2%	11.4%	-0.2 p.p.	10.6%	0.6 p.p.
	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Shares Indicators					
Market Cap (R$ million)	103,239	106,364	-2.9%	114,830	-10.1%
Recurring managerial Net Profit by unit (R$) - annualized	3.57	3.24	10.3%	2.48	44.0%
Accounting net profit by unit (R$) - annualized	3.48	3.15	10.6%	2.31	50.9%
Total shares by the end of the period - million[6]	7,460	7,462	(2)	7,444	16
Book value by unit (R$)	22.93	23.11	-0.8%	22.29	2.9%
IoC and Dividends[7] (R$ million)	1,500	1,500	-	1,500	-
	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Other data					
Employees	55,091	55,210	(119)	55,171	(80)
Stores and points of sale	2,507	2,588	(81)	2,887	(380)
Own ATMs	8,404	9,051	(647)	10,897	(2,493)
Shared ATMs	23,872	24,108	(236)	24,172	(300)

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 2,412 million in June 2024, R$ 808 million in March 2024, R$ 1,079 million in June 2023. Disregarding the R$ 50 million of extraordinary events from the 2Q23, which include the reversion of additional provision, constitution of tax provisions and the selling of Webmotors' stakes.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses.

(4) Including private securities, guarantees (Agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, mortgage receivables certificates - "CRI", international distribution promissory notes, promissory notes, and guarantees).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Jun/24: On April 10th of 2024, the distribution of interest on Equity in the amount of R$ 1,500 million was approved, with payments beginning May 15th of 2024. Mar/24: On January 11th of 2024, the distribution of interest on Equity in the amount of R$ 1,500 million was approved, with payments beginning February 8th of 2024. Jun/23: On April 13th of 2023, the distribution of interest on Equity in the amount of R$ 1,500 million was approved, with payments beginning May 15th of 2023.

Managerial Income Statement

R$ million	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Net Interest Income	14,751	14,790	-0.3%	13,332	10.6%
Client NII	14,493	14,457	0.2%	14,068	3.0%
Market NII	258	333	-22.6%	(736)	n.a.
Fees	5,182	4,886	6.1%	4,412	17.5%
Total Revenue	**19,933**	**19,676**	**1.3%**	**17,744**	**12.3%**
Allowance for Loan Losses	(5,896)	(6,043)	-2.4%	(5,980)	-1.4%
Provision for Loan Losses	(6,631)	(6,765)	-2.0%	(7,162)	-7.4%
Income from the Recovery of Written-Off Loans	735	723	1.8%	1,182	-37.8%
General Expenses	(6,314)	(6,297)	0.3%	(6,039)	4.6%
Personnel Expenses	(2,979)	(3,059)	-2.6%	(2,762)	7.8%
Administrative Expenses	(3,336)	(3,238)	3.0%	(3,277)	1.8%
Tax Expenses	(1,369)	(1,332)	2.7%	(1,238)	10.5%
Investments in Affiliates and Subsidiaries	44	45	-1.8%	40	12.1%
Other Operating Income/Expenses	(2,535)	(2,532)	0.1%	(2,549)	-0.6%
Operating Income	**3,863**	**3,516**	**9.9%**	**1,977**	**95.4%**
Non Operating Income	44	23	90.8%	23	88.6%
Profit before Tax	**3,907**	**3,539**	**10.4%**	**2,000**	**95.3%**
Income Tax and Social Contribution	(530)	(484)	9.4%	334	n.a.
Minority Interest	(45)	(34)	33.5%	(25)	80.9%
Recurring Managerial Net Profit	**3,332**	**3,021**	**10.3%**	**2,309**	**44.3%**
Additional Provision	(1,930)	-	n.a.	1,450	n.a.
Strategic partnerships[1]	1,930	-	n.a.	1,105	n.a.
Tax Liabilities and taxes	-	-	n.a.	(2,605)	n.a.
Managerial Net Profit	**3,332**	**3,021**	**10.3%**	**2,259**	**47.5%**
Accounting Net Profit	**3,247**	**2,936**	**10.6%**	**2,147**	**51.2%**

Recurring managerial net profit and ROAE

R$ million


+4.3 p.p.
+1.4 p.p.
Recurring ROAE
11.2%
13.1%
12.3%[2]
14.1%
15.5%
2,309
2,729
2,204
3,021
3,332
2Q23
3Q23
4Q23
1Q24
2Q24

(1) Considering the joint venture with Pluxee in the 2Q24 and the selling of Webmotors' stakes in 2Q23. (2) Disregards specific case in wholesale segment occurred in 4Q23. Considering this effect, ROAE would have been 10.4% in 4Q23.

Net Interest Income

R$ million

	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Client NII	**14,493**	**14,457**	**0.2%**	**14,068**	**3.0%**
Product NII	13,883	13,810	0.5%	13,226	5.0%
Volume	588,235	573,547	2.6%	550,730	6.8%
Spread (p.a.)	9.81%	10.01%	*-0.21 p.p.*	9.99%	*-0.18 p.p.*
Market NII	**258**	**333**	**-22.6%**	**(736)**	**n.a.**
Net Interest Income	**14,751**	**14,790**	**-0.3%**	**13,332**	**10.6%**

Net interest income reached R$ 14,751 million in 2Q24, slight decrease of 0.3% in three months. Client NII amounted to R$ 14,493 million, increase of 0.2% in the quarter, meanwhile, Market NII declined by 22.6% in the same comparison period.

On a year-over-year basis, net interest income grew 10.6%, highlighting better Market NII performance, besides Client NII which increased 3.0%.

Client NII went up by 0.2% in the quarter. Product NII increased by 0.5% due to the credit NII, influenced by the rise in volumes, offsetting the lower funding NII, which fell due to lower interest rate (Selic) in the period. In annual terms, Client NII advanced by 3.0%, also reflecting loan portfolio growth, partially offset by lower performance in funding NII given lower interest rates.

Market NII decreased in the quarter, totaling R$ 258 million in 2Q24, negatively impacted by market volatility in treasury results. Over the year, it showed a recovery and positive results in the first half of the year, despite the volatile environment.

Evolution of net interest income

R$ million



-0.18 p.p.
-0.21 p.p.
Spread (p.a.)
NII
Client NII
Market NII
9.99%
9.69%
9.73%
10.01%
9.81%
13,332
13,151
13,780
14,790
14,751
14,068
13,797
13,882
14,457
14,493
-736
-647
-102
333
258
2Q23
3Q23
4Q23
1Q24
2Q24

NII YoY growth



4.9%
4.4%
8.8%
14.5%
10.6%
2Q23
3Q23
4Q23
1Q24
2Q24

Fees

R$ million	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Cards	1,328	1,238	7.2%	1,171	13.4%
Current Account Services	887	851	4.2%	819	8.2%
Insurance Fees	992	951	4.3%	795	24.9%
Credit Operations	578	583	-0.9%	477	21.1%
Securities Brokerage and Placement	441	394	11.8%	405	9.0%
Asset Management	381	368	3.7%	339	12.4%
Asset Management	150	137	9.4%	126	19.0%
"Consórcios"	231	230	0.4%	213	8.5%
Collection Services	302	311	-2.9%	323	-6.4%
Others	273	189	44.7%	83	n.a.
Total Fees	**5,182**	**4,886**	**6.1%**	**4,412**	**17.5%**

Fees amounted to R$ 5,182 million in 2Q24, climbing by 6.1% over three months, due to higher revenues from cards, brokerage and securities placement and insurance. On a year-over-year basis, fees saw a 17.5% increase, driven by insurance, cards, and credit operations.

Evolution of total fees

R$ million


+17.5%
+6.1%
4,412
4,707
5,007
4,886
5,182
2Q23
3Q23
4Q23
1Q24
2Q24

2Q24 fee breakdown

R$ million


4,412
157
67
198
36
101
42
-21
190
5,182
2Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management
Collection Services
Others
2Q24

Cards

Card revenues totaled R$ 1,328 million in 2Q24, marking a 7.2% rise for the quarter, thanks to a 5.2% growth in credit turnover, as well as a higher interchange rate with a greater share of high-income segment cards. Compared to 2Q23, these revenues grew by 13.4%, primarily due to a 16.1% expansion in credit turnover resulting from higher activation and reduction in customer churn.

Cards segment is one of our strategic businesses, driving our profitability and customer loyalty. As of June 24, 87% of our total cardholders also had an account with the Bank.

Turnover and average spending[1]

R$ billion


100
103
113
107
111
83.7
86.2
96.2
89.6
92.8
26.5
26.8
29.7
26.5
26.3
57.2
59.3
66.5
63.1
66.4
2Q23
3Q23
4Q23
1Q24
2Q24
Credit
Debit
Average Spending (base 100)

Card revenues

R$ million


1,171
1,198
1,308
1,238
1,328
2Q23
3Q23
4Q23
1Q24
2Q24

(1) Credit Spending.

Insurance

Insurance fees totaled R$ 992 million in 2Q24, rising by 4.3% for the quarter, owing to the performance of loan-related insurance, reflecting the origination seen in both payroll and auto loans. Compared to the same period last year, these revenues grew by 24.9%, as loan-related insurance was boosted by increased loan origination volumes, particularly among individual retail customers.


Insurance Revenue
R$ million
795
946
1,023
951
992
2Q23
3Q23
4Q23
1Q24
2Q24

Securities Brokerage and Placement

Securities brokerage and placement service fees were R$ 441 million during the period, up 11.8% QoQ and 9.0% YoY. Growth in both periods was mainly influenced by the performance of securities placement revenues, with good performance in debentures.


Securities brokerage and placement revenues
R$ million
405
390
475
394
441
2Q23
3Q23
4Q23
1Q24
2Q24

Current Account

Current account service fees amounted to R$ 887 million in 2Q24, increase of 4.2% over three months, owing to the expansion coming from companies fee's, related to higher transactional volumes, customer base increase, and fee's re-pricing during the quarter. In comparison to the 2Q23, these revenues increased 8.2%.


Current account revenues
R$ million
40.3
41.5
42.2
43.1
44.5
819
853
855
851
887
2Q23
3Q23
4Q23
1Q24
2Q24
Current Account Services
Account holders (millions)

Asset Management

Asset management fees totaled R$ 381 million for the quarter, representing a 3.7% rise over three months, on the back of higher investment fund management revenues. In the "consórcios", these revenues grew by 0.4% over the quarter and 8.5% annually, attributable to the growth in origination throughout the last quarters.


Asset Management revenues
R$ million
339
360
354
368
381
213
222
230
230
231
126
138
124
137
150
2Q23
3Q23
4Q23
1Q24
2Q24
Asset Management
"Consórcios"

Credit operations and Collection Services

Fees from credit operations hit R$ 578 million in 2Q24, a decrease of 0.9% over three months and an increase of 21.1% in the annual comparison. In the year, these revenues were mostly fueled by revenues related to the gradual resumption of loan origination growth. Meanwhile, collection service revenues totaled R$ 302 million during the period, declining 2.9% over three months and 6.4%in the annual comparison.

Allowance for loan losses and cost of risk


R$ million
4.5%
4.3%
4.0%
3.8%
3.7%
5,980[1]
7,162
-1,182
5,618
6,487
-869
6,837
6,105[1]
6,924
-820
6,043
6,765
-723
5,896[1]
6,631
-735
2Q23
3Q23
4Q23
1Q24
2Q24
LLP
Recovery of written-off loans
Cost of risk - 12M[2]
Including specific case in Wholesale

Recurring managerial allowance for loan losses amounted to R$ 5,896 million in 2Q24, decreasing by 2.4% over the quarter and 1.4% in the year, due to better quality of our credit portfolio.

Recurring managerial loan losses provision expenses in 2Q24 declined 2.0% over three months and 7.4% for the year, reflecting the quality of new loan vintages, particularly in the retail segment.

Revenue from the recovery of written-off loans reached R$ 735 million in the quarter, an increase of 1.8% in three months and a reduction of 37.8% over the year. We have prioritized renegotiations with higher quality, impacting the volume of renegotiation operations. We continue to maintain a good level of recovery, underscoring the efficiency of our operating strategy, which is built upon excellence, technology, and analytics, enabling a more accurate assessment of our customers' life stages.

Recurring managerial twelve-month cost of risk[2] was 3.7%, declining by 0.1 p.p. in the quarter and 0.8 p.p. over the year, given the declined in loan losses provision expenses and the increase in loan portfolio.

Coverage ratio (Over 90 days)


214%
230%
222%
209%
215%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24

The coverage ratio reached 215% in June 2024, up by 5.7 p.p. in the quarter and 1.4 p.p. in the year. The increase is related to additional provisions constituted during the 2Q24.

The balance of allowance for loan losses was R$ 36,545 million in June 2024, increasing by 5.0% in three months and 3.0% in the year, explained by the additional provisions constituted during the 2Q24 of R$1,930 million. Required provisions dropped by 0.6% over a three-month period and 1.9% in twelve months.

(1) Disregards (i) additional provision reversal in 2Q23 of R$ 1,450 million, (ii) additional provision booked for a specific case in Wholesale in 4Q23 and (iii) additional provision booked in 2Q24 of R$ 1,930 million. (2) Cost of risk disregards the effects prior mentioned.

NPL Formation[1]


1.70%
1.05%
1.36%
1.32%
1.20%
1.32%[2]
6,604[2]
8,501
5,250
6,839
6,820
6,313
2Q23
3Q23
4Q23
1Q24
2Q24
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio[1]

(1) NPL Formation ex-renegotiated loans is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, excluding renegotiated portfolio. (2) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

Recurring NPL formation totaled R$ 6,313 million in 2Q24, meaning a decrease of R$ 507 million for the quarter, primarily influenced by the improved quality of the loan portfolio. The recurring NPL formation to loan portfolio ratio came to 1.2% in the quarter, down by 0.12 p.p in three months and 0.50 p.p. over the year.

Write-off


1.54%
1.35%
1.18%
1.17%
1.12%
7,675
6,754
6,026
6,110
5,939
2Q23
3Q23
4Q23
1Q24
2Q24
Write-off (R$ million)
Write-off over loan portfolio[3]

Write-off reached R$ 5,939 million in 2Q24, a decrease of 2.8% or R$ 171 million over the quarter. The write-off to loan portfolio ratio was 1.12% for the quarter, marking a decrease of 0.06 p.p. in three months and 0.42 p.p. over the year.

Renegotiated loan portfolio[4]


53.1%
52.7%
53.8%
54.3%
53.7%
7.1%
6.8%
6.3%
6.0%
5.6%
35,600
18,909
34,334
18,108
32,761
17,628
31,696
17,220
30,290
16,259
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
Renegotiated Portfolio (R$ million)
Allowance for loan losses over renegotiated portfolio (R$ million)
Provisioning ratio
Renegotiated Portfolio to total portfolio ratio

Renegotiated portfolio totaled R$ 30,290 million in June 2024, declining by 4.4% in three months and 14.9% over twelve months. In the quarter, the renegotiated portfolio provisioning ratio was 53.7%, a decrease of 0.65 p.p. over the quarter and an increase of 0.56 p.p. for the year. The renegotiated portfolio to the total loan portfolio ratio hit 5.6%, down by 0.4 p.p. in comparison to the 1Q24 and 1.5 p.p. relative to June 2023.

(3) Average loan portfolio balance for the last two quarters. (4) These operations include loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, including renegotiations of loans that had been written off in previous periods.

Asset quality

NPL ratio (over 15 to 90-days)


5.9%
5.6%
5.2%
5.1%
4.9%
4.2%
4.0%
3.8%
3.8%
3.5%
1.8%
1.9%
1.7%
2.0%
1.6%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
Corporate and SMEs
Individuals
Total


5.3%
5.0%
4.8%
4.9%
4.3%
0.1%
0.5%
0.1%
0.4%
0.1%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
SMEs
Wholesale

NPL ratio over 15-to-90-days was 3.5% in June 2024, falling by 0.3 p.p. in the quarter and 0.6 p.p in the year, while still showing a significant improvement in Corporate, SMEs and individuals.

Within the Individuals segment, the NPL ratio over 15-to-90-days hit 4.9% in June 2024, down by 0.2 p.p. for the quarter and 1.0 p.p. on an annual basis. In the Corporate and SMEs segment, this ratio was 1.6%, down by 0.3 p.p and 0.2 p.p for the quarter and the year respectively.

For SMEs, the indicator was 4.3%, decrease of 0.6 p.p. from the previous quarter and of 0.9 p.p. for the year.

For Corporate customers, the ratio stood at 0.1%, showing a reduction of 0.2 p.p. versus prior quarter and stable in the year.

NPL ratio (over 90-days)


4.8%
4.2%
4.3%
4.3%
4.2%
3.3%
3.0%
3.1%
3.2%
3.2%
1.4%
1.3%
1.4%
1.5%
1.6%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
Corporate and SMEs
Individuals
Total


4.2%
3.9%
4.1%
4.4%
4.7%
0.1%
0.1%
0.1%
0.1%
0.2%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
SMEs
Wholesale

NPL ratio over-90-days reached 3.2% in June 2024, stable over the quarter and declining 0.2 p.p. over the year. In both periods individuals presented a better performance which was offset by an increase in Corporate and SMEs.

Within individual customers, the NPL ratio over-90-days reached 4.2% in June 2024, declining 0.1 p.p. over the quarter and 0.5 p.p. when compared to June 2023. For Corporate and SMEs customers, this ratio stood at 1.6% in June 2024, meaning an increase of 0.1 p.p. over the quarter and 0.3 p.p. annually.

For SMEs, the ratio came to 4.7%, implying increase of 0.3 p.p. for the quarter and 0.5 p.p. for the year, related to a punctual changes in the collection model and in the renegotiation strategy in the beginning of the year. We have already noticed a stabilization, evidenced by the decrease in delays from 15 to 90 days.

In the Corporate segment, the ratio hit 0.2%, an increase of 0.1 p.p. both quarterly and annually, staying within controlled levels.

Expenses

R$ million	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Outsourced Services, Transports, Security and Financial System Services	(983)	(959)	2.4%	(931)	5.5%
Advertising, promotions and publicity	(162)	(152)	6.7%	(170)	-4.7%
Data processing	(696)	(625)	11.4%	(638)	9.2%
Communications	(78)	(76)	2.6%	(82)	-4.9%
Rentals	(186)	(195)	-4.3%	(225)	-17.2%
Maintenance and conservation of assets	(72)	(70)	3.6%	(77)	-5.4%
Water, Electricity and Gas	(44)	(46)	-5.1%	(46)	-5.3%
Material	(29)	(30)	-1.5%	(31)	-6.3%
Other	(280)	(283)	-1.1%	(292)	-4.1%
Subtotal	**(2,531)**	**(2,436)**	**3.9%**	**(2,492)**	**1.6%**
Depreciation and Amortization[1]	(805)	(802)	0.3%	(784)	2.6%
Total Administrative Expenses	**(3,336)**	**(3,238)**	**3.0%**	**(3,277)**	**1.8%**
Compensation[2]	(1,988)	(2,018)	-1.5%	(1,828)	8.7%
Charges	(524)	(583)	-10.1%	(498)	5.3%
Benefits	(436)	(425)	2.6%	(414)	5.3%
Training	(14)	(19)	-26.2%	(12)	17.7%
Other	(17)	(15)	16.5%	(11)	54.1%
Total Personnel Expenses[2]	**(2,979)**	**(3,059)**	**-2.6%**	**(2,762)**	**7.8%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,510)	(5,495)	0.3%	(5,255)	4.9%
Total General Expenses	**(6,314)**	**(6,297)**	**0.3%**	**(6,039)**	**4.6%**

General expenses totaled R$ 6,314 million in 2Q24, remaining virtually stable (+0.3%) over three months. Compared to the same period of the previous year, expenses increased by 4.6%, impacted by the rise in personnel expenses, reflecting the collective bargaining agreement. During the quarter, expenses associated with business expansion[3] accounted for 0.2% of the quarterly increase in 1Q24, while recurring expenses stayed stable on the same comparison basis.

Administrative expenses, excluding depreciation and amortization, were R$ 2,531 million in 2Q24, advancing by 3.9% in the quarter, primarily attributed to higher data processing expenses related to our technology investments. When compared to the same period last year, these expenses rose by 1.6%, given higher expenses with technology.

Depreciation and amortization expenses, excluding the impact of goodwill, came to R$ 805 million in 2Q24, a quarterly increase of 0.3%. Over the year, these expenses climbed by 2.6% from the same period a year ago, owing to investments in software and hardware.

Personnel expenses amounted to R$ 2,979 million in the quarter, falling by 2.6% from the previous quarter, due to lower compensation expenses and related charges. Compared to the same period of last year, these expenses grew by 7.8%, mostly impacted by the collective bargaining agreement, which was applied to the salary base starting in September 2023.

Evolution of general expenses

R$ million


6,039
784
2,492
2,762
2Q23
6,095
797
2,505
2,793
3Q23
6,582
793
2,838
2,952
4Q23
6,297
802
2,436
3,059
1Q24
6,314
805
2,531
2,979
2Q24
Personnel Expenses
Administrative Expenses
Depreciation and Amortization[1]

(1) Excluding 100% of goodwill amortization expenses, which amounted to R$ 85 million in 2Q24, R$ 85 million in 1Q24 and R$ 111 million in 2Q23. (2) Including profit-sharing. (3) Expenses with business expansion includes expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Quarterly change in general expenses


R$ million
+18 MM
6,297
15
+0.2%[1]
3
stable[1]
6,314
1Q24
Expenses with business expansion [2]
Recurring Expenses
2Q24

Annual change in general expenses


R$ million
+275 MM
6,039
25
+0.4%[1]
251
+4.1%[1]
6,314
2Q23
Expenses with business expansion [2]
Recurring Expenses
2Q24

(1) Variations in relation to the total of the previous period. (2) Expenses with business expansion includes expenses that must support our future growth, such as software amortization and commissions with third-parties to boost up sales.

Employees


55,171
55,739
55,611
55,210
55,091
2Q23
3Q23
4Q23
1Q24
2Q24

Stores and points of sale


2,887
2,756
2,677
2,588
2,507
2Q23
3Q23
4Q23
1Q24
2Q24

Efficiency Ratio


43.1%
42.5%
43.0%
39.7%
39.3%
2Q23
3Q23
4Q23
1Q24
2Q24

The efficiency ratio stood at 39.3% in 2Q24, a reduction of 0.4 p.p. in the quarter, benefited by revenue growth outpacing the increase in expenses during the period. In comparison with the same period a year ago, the ratio fell by 3.9 p.p., driven by higher revenue generation from the evolution of net interest income and fees, which outpaced the rise in expenses. We remain committed to efficient cost management and a thorough approach to optimizing our processes.

Other Operating Income and Expenses

R$ million

	2Q24	1Q24	2Q24 x 1Q24	2Q23	2Q24 x 2Q23
Results from credit cards	(465)	(564)	-17.5%	(332)	40.1%
Provisions for contingencies	(1,105)	(907)	21.8%	(1,042)	6.1%
Other	(964)	(1,061)	-9.1%	(1,175)	-17.9%
Other Operating Income (Expenses)	**(2,535)**	**(2,532)**	**0.1%**	**(2,549)**	**-0.6%**

Other operating income and expenses amounted to a net expense of R$ 2,535 million in the 2Q24, almost stable over the quarter and declining 0.6% in the year.

Balance Sheet

R$ million

	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Current Assets and Long-term Assets	**1,232,698**	**1,155,450**	**6.7%**	**1,082,522**	**13.9%**
Cash and Cash Equivalents	10,784	8,574	25.8%	11,828	-8.8%
Interbank Investments	121,389	112,024	8.4%	79,469	52.7%
Securities and Derivative Financial Instruments	302,157	283,645	6.5%	273,475	10.5%
Interbank Accounts	110,761	108,759	1.8%	103,018	7.5%
Lending Operations	417,435	408,697	2.1%	382,750	9.1%
Other Receivables	267,683	231,293	15.7%	229,342	16.7%
Other Assets	2,491	2,459	1.3%	2,641	-5.7%
Permanent Assets	**15,927**	**14,026**	**13.6%**	**14,195**	**12.2%**
Temporary Assets	2,888	775	n.a.	880	n.a.
Fixed Assets	5,223	5,381	-2.9%	5,938	-12.0%
Intangibles	7,816	7,870	-0.7%	7,377	6.0%
Total Assets	**1,248,625**	**1,169,476**	**6.8%**	**1,096,717**	**13.9%**
Current Liabilities and Long-term Liabilities	**1,159,539**	**1,081,378**	**7.2%**	**1,011,400**	**14.6%**
Deposits	497,074	472,913	5.1%	439,297	13.2%
Money Market Funding	143,563	139,913	2.6%	112,550	27.6%
Funds from Acceptance and Issuance of Securities	150,973	151,072	-0.1%	149,673	0.9%
Interbank Accounts	1,807	1,791	0.9%	2,746	-34.2%
Interbranch Accounts	4,445	3,556	25.0%	4,842	-8.2%
Borrowings	99,328	84,309	17.8%	76,805	29.3%
Domestic Onlendings - Official Institutions	9,137	9,652	-5.3%	13,133	-30.4%
Derivative Financial Instruments	28,422	25,359	12.1%	27,874	2.0%
Other Payables	224,790	192,811	16.6%	184,481	21.9%
Minority Interest	**1,131**	**1,070**	**5.7%**	**1,279**	**-11.6%**
Equity	**87,955**	**87,029**	**1.1%**	**84,037**	**4.7%**
Total Liabilities	**1,248,625**	**1,169,476**	**6.8%**	**1,096,717**	**13.9%**
Equity (excluding goodwill)	**87,221**	**86,221**	**1.2%**	**82,959**	**5.1%**

Total assets were R$ 1,249 billion in June 2024, marking an increase of 6.8% over three months, primarily driven by growth in the foreign exchange and securities portfolio. When compared to the same period a year earlier, total assets advanced by 13.9%, reflecting growth in interbank liquidity investments, the loan portfolio, and the foreign exchange portfolio. Shareholders' equity reached R$ 87,955 million during the period, rising by 1.1% in three months and 4.7% over twelve months, or R$ 87,221 million disregarding the goodwill balance, with an increase of 1.2% for the quarter and a yearly increase of 5.1%.

Securities

R$ million

	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Public securities	187,080	176,675	5.9%	170,043	10.0%
Private securities	84,029	79,245	6.0%	73,616	14.1%
Financial instruments	31,047	27,724	12.0%	29,815	4.1%
Total	**302,157**	**283,645**	**6.5%**	**273,475**	**10.5%**

The securities portfolio totaled R$ 302,157 million in June 2024, registering growth of 6.5% over three months, largely influenced by the increase in public securities (+5.9%). In twelve months, the portfolio saw an expansion of 10.5%, attributed to the rise in the balance of public and private securities (+10.0% and +14.1%, respectively).

Expanded loan portfolio

R$ million

	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23	
Individuals	248,932	246,717	0.9%	229,104	8.7%	
Consumer Finance[1]	75,450	72,211	4.5%	67,515	11.8%	15.7%[1]
SMEs	70,922	68,883	3.0%	62,218	14.0%	
Corporate[2]	143,199	137,542	4.1%	140,461	1.9%	
Total[3]	**538,502**	**525,353**	**2.5%**	**499,298**	**7.9%**	8.4%[1]
Private Securities	60,413	61,498	-1.8%	63,341	-4.6%	
Guarantees	66,677	67,168	-0.7%	54,576	22.2%	
Expanded Portfolio	**665,592**	**654,020**	**1.8%**	**617,215**	**7.8%**	8.2%[1]

The loan portfolio amounted to R$ 538,502 million in June 2024, an increase of 2.5% from the previous quarter, mainly due to a 4.5% rise in Consumer Finance and a 4.1% growth in Corporate loans, benefited by exchange rate fluctuations. Over twelve months, the loan portfolio grew by 7.9%, driven by growth of 8.7% in loans to individuals, 11.8% in Consumer Finance, and 14.0% in SMEs. The companies loan portfolio totaled R$ 214,120 million, growing by 3.7% over three months and 5.6% in twelve months, the corporate loan portfolio stood at R$ 143,199 million, advancing by 4.1% in the quarter and 1.9% on an annual basis. Disregarding exchange rate fluctuations, the corporate portfolio would have an increase of 0.3% QoQ and a decrease of 3.0% YoY. The foreign currency portfolio balance, including dollar-indexed operations, amounted to R$ 56,528 million, advancing by 20.0% in the quarter and 27.0% over the year, impacted by the exchange rate variation.

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees, reached R$ 665,592 million, climbing by 1.8% from the previous quarter, due to the evolution of the AA-H portfolio. On an annual comparison, the expanded loan portfolio grew by 7.8%, primarily attributable to a 22.2% rise in guarantees.

Disregarding the effect of the sale of our entire stake in Banco PSA, the consumer finance portfolio would have seen an annual growth of 15.7%. Meanwhile, the total portfolio would have increased by 8.4% for the year, while the expanded loan portfolio would have grown by 8.2% over the same period.

In June 2024, the expanded individual loan portfolio accounted for 39.8% of the total expanded loan portfolio, a drop of 0.2 p.p. from March 2024 and a rise of 0.8 p.p. from the same period last year. The expanded corporate loan portfolio increased its share of the overall portfolio balance in 0.1 p.p QoQ and saw a decline of 1.4 p.p. over the year, reaching 37.0% for the period. The share of private securities and guarantees relative to the total portfolio came to 19.1%, down by 0.6 p.p. in the quarter and stable in the year.

Quarterly change in the loan portfolio

R$ million


654,020
2,215
3,239
2,038
5,657
-1,085
-492
665,592
Mar/24
Individuals
Consumer Finance¹
SMEs
Corporate²
Private Securities
Guarantees
Jun/24

(1) Impacted by the sale of our entire stake in Banco PSA, which had a portfolio of R$ 2,302 million as of Jun/23. Changes excluding Banco PSA. (2) Disregarding the exchange rate effect, the corporate loans portfolio would have grown 0.3% QoQ and fallen by 3.0% YoY. (3) Disregarding the exchange rate effect, total portfolio would have increase 1.4% QoQ and 6.3% YoY.

Loan concentration[1]

R$ million – Jun/24

	Volume (R$)	Concentration (Volume / Total Portfolio)
Biggest debtor	11,311	1.5%
10 biggest debtors	61,483	8.1%
20 biggest debtors	89,294	11.8%
50 biggest debtors	138,134	18.3%
100 biggest debtors	178,692	23.7%

In June 2024, only **23.7%** of our credit exposure was concentrated among the top 100 largest debtors.

Loan portfolio by risk level



12%
7%
9%
31%
41%
11%
8%
10%
30%
41%
11%
8%
10%
32%
39%
10%
8%
10%
33%
38%
10%
8%
11%
33%
39%
2Q23
3Q23
4Q23
1Q24
2Q24
D-H
C
B
A
AA

In June 2024, loan portfolios rated "AA to A" accounted for 71.5% of our total loan book, declining 0.2 p.p. in the quarter and 0.4 p.p. over the year. Portfolios rated "B to C" saw an increase of 0.6 p.p. for the quarter and 2.0 p.p. for the year, whereas "D to H" portfolios declined by 0.4 p.p. in three months and 1.7 p.p. in twelve months.

Loan portfolio by product

R$ million

	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23	
Individuals	248,932	246,717	0.9%	229,104	8.7%	
Leasing / Auto loan	7,333	6,312	16.2%	4,936	48.5%	
Credit Card	51,015	49,266	3.5%	45,788	11.4%	
Payroll Loans	73,227	72,006	1.7%	62,702	16.8%	
Mortgages	60,939	60,158	1.3%	57,825	5.4%	
Agricultural Loans	11,910	12,501	-4.7%	9,630	23.7%	
Personal Loans / Other	44,509	46,474	-4.2%	48,224	-7.7%	
Consumer Finance	75,450	72,211	4.5%	67,515	11.8%	15.7%[2]
Individuals	65,343	62,498	4.6%	58,194	12.3%	
Companies	10,107	9,713	4.1%	9,321	8.4%	
Corporate and SMEs	214,120	206,425	3.7%	202,680	5.6%	
Leasing / Auto loan	3,690	3,581	3.1%	3,299	11.8%	
Mortgages	2,255	2,272	-0.7%	2,094	7.7%	
Trade Finance	40,005	36,206	10.5%	42,956	-6.9%	
On-lending	7,711	7,842	-1.7%	11,328	-31.9%	
Agricultural Loans	13,236	12,049	9.9%	3,101	326.8%	
Working Capital / Others	147,223	144,475	1.9%	139,901	5.2%	
Total	**538,502**	**525,353**	**2.5%**	**499,298**	**7.9%**	8.4%[2]
Private securities	60,413	61,498	-1.8%	63,341	-4.6%	
Guarantees	66,677	67,168	-0.7%	54,576	22.2%	
Expanded Loan Portfolio	**665,592**	**654,020**	**1.8%**	**617,215**	**7.8%**	8.2%[2]

(1) Including: the credit installments pending disbursement to construction companies/real estate developers; holdings in debentures, promissory notes, and mortgage receivables certificates (CRI), as well as the credit risk associated with derivatives. (2) Changes disregarding Banco PSA.

Portfolio of loans to individuals

The portfolio of loans to individuals reached R$ 248,932 million in June 2024, representing a 0.9% increase over three months, and an 8.7% rise in twelve months, driven by credit cards and payroll loans.

In June 2024, 69% of the total individual loan portfolio, including consumer finance, was secured by collaterals, stable over the quarter and increasing 3.2 p.p. for the year.

The credit card portfolio to Individuals reached R$ 51,015 million, showing a rise of 3.5% for the quarter and 11.4% over twelve months, reflecting the resumption in customer base growth and higher reactivation, along with an increase in turnover.

The payroll loan portfolio stood at R$ 73,227 million, expanding by 1.7% in the quarter and 16.8% annually, while continuing to outpace market growth.

Mortgage loans to individuals increased by 1.3% in the quarter and 5.4% over twelve months, totaling R$ 60,939 million and contributing to our focus on collateralized products.

Individual loan portfolio mix by product


2.2%
4.2%
20.0%
21.0%
25.2%
27.4%
2.6%
5.1%
20.0%
18.8%
24.4%
29.2%
2.9%
4.8%
20.5%
17.9%
24.5%
29.4%
Jun/23
Mar/24
Jun/24
Payroll Loans
Mortgages
Personal Loan / Other
Credit Card
Agribusiness
Leasing / Auto Loan

The personal loans/other portfolio, which includes renegotiated loans, amounted to R$ 44,509 million, a quarterly decrease of 4.2% and an annual drop of 7.7%.

Mortgage

In June 2024, the mortgage loan portfolio, considering both individuals and companies loans, came to R$ 63,193 million, growing by 1.2% in the quarter and 5.5% from June 2023.

Evolution of the loan portfolio

R$ million


59,919
3%
97%
62,429
4%
96%
63,193
4%
96%
Jun/23
Mar/24
Jun/24
Individuals
Corporate & SMEs

Loan-to-Value Individuals (LTV)


50%
56%
49%
59%
49%
56%
Jun/23
Mar/24
Jun/24
Loan portfolio
Vintage (quarter average)

Consumer Finance

The consumer finance portfolio reached R$ 75,450 million, advancing by 4.5% quarterly and 11.8% annually. We have set consecutive records in auto loan origination in recent quarters, maintaining our leading position in both auto loan origination and portfolio in the country.

The goods & services portfolio experienced a decrease of 1.0% in the quarter and of 13.4% over the year.

Consumer Finance portfolio mix


R$ million
67,515
14%
86%
72,211
11%
89%
75,450
11%
89%
Jun/23
Mar/24
Jun/24
Vehicles
Goods & Services

Auto loans

The total portfolio of auto loans to individuals, comprising operations conducted by both the Consumer Finance unit and the Bank's distribution channels, amounted to R$ 68,148 million in the quarter, rising by 6.0% in three months and 17.0% over twelve months (or an increase of 21.8% in the year, disregarding the effect of our stake in Banco PSA in June 2023).

We remain market leaders with a 21% share in loan portfolio of auto loans to individuals[1].

Individual loan portfolio by channel


R$ million
58,234
4,936
53,298
64,311
6,312
57,999
68,148
7,333
60,816
Jun/23
Mar/24
Jun/24
Internal channel
Santander Financiamentos

Auto loan origination


R$ million
8,840
12,442
14,074
2Q23
1Q24
2Q24

Portfolio LTV (Jun/24):
58.8%

Corporate and SMEs loans

The expanded business loan portfolio totaled R$ 324,935 million, growing by 1.6% over three months and rising by 5.3% for the year. In both periods, the growth was driven by the AA-H portfolio. In June 2024, 34.1% of our expanded business loan portfolio consisted of guarantees and private securities (-0.2 p.p. YoY).

The expanded Corporate loan portfolio stood at R$ 246,548 million, increasing by 2.0% in three months and 3.8% in twelve months. Growth in both periods were benefited by exchange rate fluctuations. Disregarding these effects, the corporate portfolio would have a decrease of 0.2% QoQ and an increase of 0.9% YoY. We highlight the 22.8% growth in guarantees over the year.

The expanded SMEs loan portfolio amounted to R$ 78,386 million, rising by 0.5% over three months and 10.2% in the year. Companies with annual revenues between R$ 30 million and R$ 200 million account for 41% of the total "AA-H" rated SMEs loan portfolio.

Expanded Corporate and SMEs loan portfolio mix by segment


R$ million
308,630
23%
77%
319,685
24%
76%
324,935
24%
76%
Jun/23
Mar/24
Jun/24
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


34.1%
65.9%
Private Securities and guarantees
Loan portfolio

(1) As of May/24.

Funding from clients

R$ million	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Demand deposits	39,159	37,484	4.5%	39,715	-1.4%
Saving deposits	57,980	57,093	1.6%	57,672	0.5%
Time deposits	395,408	374,283	5.6%	337,196	17.3%
Repo products[1]	15,942	18,016	-11.5%	18,526	-13.9%
Mortgage (LCI) and Agribusiness (LCA) credit notes	81,384	79,713	2.1%	71,679	13.5%
Financial bills and others[2]	52,533	56,837	-7.6%	60,503	-13.2%
Funding from clients	**642,406**	**623,427**	**3.0%**	**585,291**	**9.8%**

The customer funding balance reached R$ 642,406 million in June 2024, showing increases of 3.0% in the quarter and 9.8% over the year. Both the quarterly and annual growth reflect higher volumes of time deposits, as well as an annual expansion of 13.5% in mortgage credit notes (LCI) and agribusiness credit notes (LCA), impacted by the greater attractiveness of fixed income funding given the current interest rate levels, and our strategic focus on investments, particularly through our AAA investment advisory model.

Loan to funding Ratio

R$ million	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Funding from clients (A)	**642,406**	**623,427**	**3.0%**	**585,291**	**9.8%**
(-) Reserve Requirements	(86,104)	(83,824)	2.7%	(77,403)	11.2%
Funding Net of Reserve Requirements	**556,302**	**539,603**	**3.1%**	**507,888**	**9.5%**
Borrowing and Onlendings	9,143	9,711	-5.9%	13,197	-30.7%
Subordinated Debts	21,382	20,395	4.8%	19,008	12.5%
Offshore Funding	114,913	97,354	18.0%	93,042	23.5%
Total Funding (B)	**701,740**	**667,063**	**5.2%**	**633,135**	**10.8%**
Assets under management[3]	413,220	409,743	0.8%	400,215	3.2%
Total Funding and Asset under management	**1,114,959**	**1,076,806**	**3.5%**	**1,033,350**	**7.9%**
Total Credit[4] (C)	598,915	586,851	2.1%	562,639	6.4%
C/B (%)	85.3%	88.0%	-2.6 p.p.	88.9%	-3.5 p.p.
C/A (%)	93.2%	94.1%	-0.9 p.p.	96.1%	-2.9 p.p.


(C/A)
(C/B)
Funding from clients (R$ billion)
Repo products[1]
Demand deposits
Saving deposits
Financial bills and others[2]
Mortgage (LCI) and Agribusiness (LCA) credit notes
Time deposits
96.1%
94.1%
93.2%
88.9%
88.0%
85.3%
585.3
623.4
642.4
3.2%
6.8%
9.9%
10.3%
12.2%
57.6%
2.9%
6.0%
9.2%
9.1%
12.8%
60.0%
2.5%
6.1%
9.0%
8.2%
12.7%
61.6%
Jun/23
Mar/24
Jun/24

Customer funding mix by segment


Corporate & SMEs
Individuals[5]
43%
57%
44%
56%
Jun/23
Jun/24

The loan portfolio to customer funding ratio stood at 93.2% in June 2024, a drop of 0.9 p.p. in the quarter and 2.9 p.p. from the same period last year. The liquidity metric, adjusted for the impact of reserve requirements and medium/long-term funding, was 85.3%, a reduction of 2.6 p.p. over three months and 3.5 p.p. in twelve months. Santander maintains satisfactory and comfortable liquidity levels, ensuring stability between funding and lending through its consolidated funding structure.

(1) Backed by debentures. (2) Notes secured by real estate ("LIG"), and certificates of structured operations ("COE"). (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Including the Private Banking segment.

Capital

R$ million

	Jun/24	Mar/24	Jun/24 x Mar/24	Jun/23	Jun/24 x Jun/23
Tier I Capital	84,219	82,927	1.6%	78,891	6.8%
CET1	77,058	76,345	0.9%	72,686	6.0%
Additional Tier I	7,160	6,582	8.8%	6,205	15.4%
Tier II Capital	14,507	14,083	3.0%	13,078	10.9%
Adjusted Capital (Tier I and II)	**98,726**	**97,011**	**1.8%**	**91,970**	**7.3%**
Risk Weighted Assets (RWA)	**686,455**	**670,660**	**2.4%**	**683,040**	**0.5%**
Credit Risk Capital requirement	593,481	575,061	3.2%	591,586	0.3%
Market Risk Capital requirement	35,494	38,119	-6.9%	34,694	2.3%
Operational Risk Capital requirement	57,479	57,479	0.0%	56,760	1.3%
Basel Ratio	**14.4%**	**14.5%**	**-0.1 p.p.**	**13.5%**	**0.9 p.p.**
Tier I	**12.3%**	**12.4%**	**-0.1 p.p.**	**11.6%**	**0.7 p.p.**
CET1 (%)	11.2%	11.4%	-0.2 p.p.	10.6%	0.6 p.p.
Additional Tier I (%)	1.0%	1.0%	0.1 p.p.	0.9%	0.1 p.p.
Tier II	**2.1%**	**2.1%**	**0.0 p.p.**	**1.9%**	**0.2 p.p.**

The BIS ratio reached 14.4%, declining 0.1 p.p in the quarter, chiefly on account of growth in risk weighted assets (RWA). Relative to the same period of the preceding year, the BIS ratio recorded a 0.9 p.p. rise, attributable to a 7.3% growth in adjusted capital (Tier I and II) as well as implementation of new Brazil Central Bank regulatory rules (Resolution 229, July 2023).

Annual Evolution


13.5%
11.6%
0.9%
10.6%
0.6 p.p.
-0.1 p.p.
12.3%
1.0%
11.2%
14.4%
BIS Ratio Jun/23
Tier 1 Jun/23
Net profit, Dividends and IoC
RWA
Tier 1 Jun/24
BIS Ratio Jun/24

Quarter Evolution


14.5%
12.4%
1.0%
11.4%
0.1 p.p.
-0.3 p.p.
12.3%
1.0%
11.2%
14.4%
BIS Ratio Mar/24
Tier 1 Mar/24
Net profit, Dividends and IoC
RWA
Tier 1 Jun/24
BIS Ratio Jun/24

BIS ratio | CET 1 ratio | Complementary Capital Tier 1 ratio

Capital


13.5%
10.6%
14.3%
11.2%
14.5%
11.5%
14.5%
11.4%
14.4%
11.2%
Jun/23
Sep/23
Dec/23
Mar/24
Jun/24
BIS Ratio
CET1 Ratio

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

R$ million	2Q24	Reclassifications					2Q24
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,545**	**277**	**11**	**-**	**-**	**(82)**	**14,751**
Allowance for Loan Losses	(7,685)	-	15	-	-	1,774	(5,896)
Net Interest Income After Loan Losses	**6,860**	**277**	**26**	**-**	**-**	**1,692**	**8,855**
Fees	5,583	-	-	-	-	(401)	5,182
General Expenses	(5,715)	-	-	85	(594)	(90)	(6,314)
Personnel Expenses	(2,385)	-	-	-	(594)	-	(2,979)
Administrative Expenses	(3,331)	-	-	85	-	(90)	(3,336)
Tax Expenses	(1,092)	(277)	-	-	-	-	(1,369)
Investments in Affiliates and Subsidiaries	44	-	-	-	-	-	44
Other Operationg Income/Expenses	(3,238)	-	(26)	-	-	729	(2,535)
Operating Income	**2,442**	**-**	**0**	**85**	**(594)**	**1,930**	**3,863**
Non Operation Income	1,974	-	-	-	-	(1,930)	44
Net Profit Before Tax	**4,416**	**-**	**0**	**85**	**(594)**	**0**	**3,907**
Income Tax and Social Contribution	(530)	-	-	-	-	-	(530)
Profit Sharing	(594)	-	-	-	594	-	-
Minority Interest	(45)	-	-	-	-	-	(45)
Net Profit	**3,247**	**-**	**0**	**85**	**-**	**0**	**3,332**

R$ million	1Q24	Reclassifications					1Q24
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,528**	**72**	**(124)**	**-**	**-**	**314**	**14,790**
Allowance for Loan Losses	(5,531)	-	132	-	-	(644)	(6,043)
Net Interest Income After Loan Losses	**8,997**	**72**	**8**	**-**	**-**	**(330)**	**8,747**
Fees	5,365	-	-	-	-	(480)	4,886
General Expenses	(5,683)	-	-	85	(599)	(100)	(6,297)
Personnel Expenses	(2,461)	-	-	-	(599)	0	(3,059)
Administrative Expenses	(3,223)	-	-	85	-	(100)	(3,238)
Tax Expenses	(1,260)	(72)	-	-	-	-	(1,332)
Investments in Affiliates and Subsidiaries	45	-	-	-	-	-	45
Other Operationg Income/Expenses	(3,434)	-	(8)	-	-	910	(2,532)
Operating Income	**4,030**	**-**	**0**	**85**	**(599)**	**0**	**3,516**
Non Operation Income	23	-	-	-	-	-	23
Net Profit Before Tax	**4,053**	**-**	**0**	**85**	**(599)**	**0**	**3,539**
Income Tax and Social Contribution	(484)	-	-	-	-	-	(484)
Profit Sharing	(599)	-	-	-	599	-	-
Minority Interest	(34)	-	-	-	-	-	(34)
Net Profit	**2,936**	**-**	**0**	**85**	**-**	**0**	**3,021**

Reconciliation of accounting and managerial results

R$ million	2Q23	Reclassifications					2Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,829**	**(101)**	**(263)**	**-**	**-**	**(134)**	**13,332**
Allowance for Loan Losses	(4,664)	-	248	-	-	(1,564)	(5,980)
Net Interest Income After Loan Losses	**9,165**	**(101)**	**(15)**	**-**	**-**	**(1,698)**	**7,352**
Fees	4,810	-	-	-	-	(398)	4,412
General Expenses	(5,629)	-	-	111	(455)	(66)	(6,039)
Personnel Expenses	(2,309)	-	-	-	(455)	2	(2,762)
Administrative Expenses	(3,320)	-	-	111	-	(68)	(3,277)
Tax Expenses	(1,339)	101	-	-	-	-	(1,238)
Investments in Affiliates and Subsidiaries	40	-	-	-	-	-	40
Other Operationg Income/Expenses	(5,947)	-	15	-	-	3,383	(2,549)
Operating Income	**1,099**	**-**	**(0)**	**111**	**(455)**	**1,222**	**1,977**
Non Operation Income	1,128	-	-	-	-	(1,105)	23
Net Profit Before Tax	**2,227**	**-**	**(0)**	**111**	**(455)**	**117**	**2,000**
Income Tax and Social Contribution	401	-	-	-	-	(67)	334
Profit Sharing	(455)	-	-	-	455	-	-
Minority Interest	(25)	-	-	-	-	-	(25)
Net Profit	2,147	-	(0)	111	-	50	2,309

(1) Foreign Exchange Hedge: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (stores and subsidiaries);
(2) Credit Recovery: Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events:
In 1Q24 we reclassified some lines that were allocated in Other Operating Income/Expenses to Net Interest Income, Fees and General Expenses lines. Therefore, we have reclassified the 2023 information to guarantee better comparability.

2023
2Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. In Allowance for Loan Losses: reversal of additional provision in the gross amount of R$ 1,450 million. Other Operating Income/Expenses: recording of provisions for tax risks related to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million. Non-Operating Income: revenue from the sale of a 40% equity stake in Webmotors, with a gross positive impact of R$ 1,104 million.

2024
1Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.
2Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. In Allowance for Loan Losses: additional provision of R$ 1,930 million. Non-operational results: revenue from the joint venture with Pluxee, with a positive impact of R$ 1,930 million.